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MAR 01 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68596

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OTC Link LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

304 Hudson Street, 2nd floor
(No. and street)

New York (City) **NY** (State) **10013** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bea Ordonez **212-220-2215**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OTC LINK LLC
(A WHOLLY-OWNED SUBSIDIARY OF OTC MARKETS GROUP INC.)
(SEC ID No. 8-68596)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

T[illegible] cordance with
[illegible] change
[illegible] tion, bound
separately, has been filed with the Securities and Exchange
Commission simultaneously herewith as a Public Document.

OTC LINK LLC
(A WHOLLY-OWNED SUBSIDIARY OF OTC MARKETS GROUP INC.)
(SEC ID No. 8-68596)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934
as a Public Document.

[redacted]

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of OTC Link LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OTC Link LLC (the "Company") (a wholly-owned subsidiary of OTC Markets Group Inc.) as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

As described in Note 3, the financial statement includes significant allocations from OTC Markets Group Inc. and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated company.

Deloitte & Touche LLP

February 28, 2019

We have served as the Company's auditor since 2012.

AFFIRMATION

February 28, 2019

STATE OF NEW YORK
COUNTY OF NEW YORK

I, Bea Ordonez, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to OTC Link LLC, a wholly-owned subsidiary of OTC Markets Group Inc., (hereafter referred to as the "Company") as of and for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company, nor any member, proprietor, principal officer or director, has any proprietary interest in any account classified solely as that of a customer.

Bea Ordonez
Chief Financial Officer

Subscribed and sworn to before me this
February 28, 2019

CASS A SANFORD
Notary Public, State of New York
No. 02SA6365777
Qualified in New York County
Commission Expires October 16, 2021

NOTARY PUBLIC

OTC LINK LLC
(A WHOLLY-OWNED SUBSIDIARY OF OTC MARKETS GROUP INC.)
Statement of Financial Condition
As of December 31, 2018
(in thousands)

Assets		
Cash	$	5,083
Accounts receivable from subscribers, net of allowance for doubtful accounts of $16		1,401
Other assets		18
Restricted cash		502
Total Assets	$	7,004
Liabilities and Member's Equity		
Accounts payable	$	311
Accrued expenses and other liabilities		818
Due to affiliates		778
Deferred revenue		373
Total Liabilities		2,280
Member's Equity		4,724
Total Liabilities and Member's Equity	$	7,004

See accompanying notes to statement of financial condition

OTC LINK LLC

(A WHOLLY-OWNED SUBSIDIARY OF OTC MARKETS GROUP INC.)

Notes to Statement of Financial Condition

As of December 31, 2018

(in thousands)

NOTE 1. DESCRIPTION OF BUSINESS

Overview

OTC Link LLC (the "Company") is a broker-dealer member of the Financial Industry Regulatory Authority ("FINRA") and operates two Alternative Trading Systems ("ATSs") that are both registered with the Securities and Exchange Commission ("SEC"). The Company is a wholly-owned subsidiary of OTC Markets Group Inc. ("OTC Markets Group" or the "Member").

In June 2012, the Company began operating the OTC Link ATS interdealer quotation and messaging system. OTC Link ATS directly links a diverse network of leading U.S. broker-dealers providing liquidity and execution services in a wide spectrum of U.S. and global securities. OTC Link ATS's real-time price transparency and connectivity offers broker-dealers control of trades and choice of counterparties so they can efficiently provide best execution, attract order flow and comply with FINRA and SEC regulations.

In December 2017, the Company launched OTC Link ECN, an SEC registered ATS that functions as an anonymous order matching engine and router for certain OTC securities. OTC Link ECN acts as an agency intermediary in relation to all transactions executed on its platform. Where orders do not match internally on OTC Link ECN's matching engine, orders are routed to an external interdealer quotation system ("IDQS"). Pursuant to applicable FINRA rules, OTC Link ECN submits trade reports to FINRA's OTC Reporting Facility. All transactions executed on OTC Link ECN are cleared and settled pursuant to a clearing agreement with Apex Clearing Corporation.

The Company generates revenues by offering a suite of subscription based quotation and trade-messaging services and order matching and routing services to a diverse network of broker-dealers operating as market makers, agency brokers and Alternative Trading Systems, including Electronic Communication Networks ("ECNs").

In respect of its OTC Link ATS business, FINRA has granted the Company an exemption from equity trade reporting obligations and similar obligations for Trade Reporting and Compliance Engine eligible securities under FINRA Rules 6183, 6625, and 6731, provided the Company continues to meet the criteria specified in the rules.

The Company has not engaged in any of the following activities:

- Carrying securities accounts for clients;
- Receiving or holding securities or funds of clients; or
- Acting as an "investment adviser" (e.g., regularly advising clients, for a fee, as to the desirability of purchasing or selling portfolio securities).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statement of financial condition and the related notes (collectively referred to as the "financial statement") is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(in thousands)

Use of Estimates

The preparation of this statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including allowance for doubtful accounts. Actual results could differ from management's estimates.

Cash

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

Restricted Cash

Restricted Cash is comprised of cash held at clearing organizations as collateral against obligations of the Company arising from clearing agreements in place to support the Company's ATS business. This collateral must be held for the term of those agreements and for up to thirty days from termination of same.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses among all subscribers. The allowance is based on several factors, including a continuous assessment of the collectability of subscriber accounts. When it is known that a specific customer will not meet its financial obligations, management will reduce the receivable balance to the amount that is expected to be collected.

Income Taxes

The Company is a single member limited liability company, therefore no provision for federal or state income taxes is included in the accompanying statement of financial condition. OTC Markets Group is responsible for such taxes based on its share of the Company's income.

Fair Value

Cash, restricted cash, accounts receivable, accounts payable, accrued expenses and due to affiliates are measured at carrying value, which approximates fair value due to the short term nature of these balances.

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, which supersedes the existing guidance in respect of lease accounting (Topic 840). ASU 2016-02 requires lessees to recognize lease liabilities arising from operating leases and corresponding right-of-use assets on the balance sheet and modifies accounting and disclosure requirements for both lessors and lessees. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after the date of initial application, with an option to elect to adopt certain practical expedients during the transition. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. In July 2018, the FASB issued ASU 2018-11, *Leases (Topic 842): Targeted Improvements*, which amended ASU 2016-02, *Leases*, to provide the option for an alternative transitional methodology allowing companies to adopt and apply the guidance at the effective date without adjusting the comparative periods presented. The Company does not have right-of-us assets and therefore the lease standard will not have an impact to the Company's financial statements.

(in thousands)

NOTE 3. RELATED PARTY TRANSACTIONS

Pursuant to an agreement between the Company and the Member, effective June 1, 2012, and amended January 8, 2018 (the "Service Agreement"), OTC Markets Group provides the following services to the Company:

a. Use of office space including all necessary furniture, office equipment, data processing and communication equipment;

b. All communication services, postage, office supplies;

c. General and administrative support services and equipment as may be necessary for the Company to conduct its business;

d. Payment of compensation and benefits, which includes salaries, bonuses, and equity awards, and related costs of all support services personnel performing duties on behalf of the Company, including but not limited to technology support and development, accounting, and other support services; and

e. Bookkeeping services, such as payment of approved expenses and collection of receivables.

Throughout the year, an allocation of costs to support the Company's business, with no mark-up in price, is made to the Company by OTC Markets Group pursuant to the Service Agreement. The Service Agreement allocates costs to the Company that approximate the costs the Company would incur operating as an independent company, however the statement of financial condition may not be indicative of the Company's future performance and it is possible that the Company's financial position would have been different had the Company operated as an independent company during the period presented. To the extent that an asset or liability is directly associated with the Company, it is reflected in the accompanying statement of financial condition.

The Company has recorded a $778 payable to affiliates for fees for the services described above as of December 31, 2018 that is included in *due to affiliates* in the accompanying statement of financial condition.

NOTE 4. NET CAPITAL REGULATORY REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital to be the greater of $5 or 6⅔% of aggregate indebtedness. As of December 31, 2018 the Company had net capital of $3,305, which is $3,153 in excess of its minimum net capital requirement of $152.

In accordance with the Company's Membership Agreement with FINRA, the Company operates pursuant to an exemption from the SEC Rule 15-c3. The Company meets the requirements for an exemption pursuant to SEC Rule 15c3-3(k), because it does not hold customer funds or safe keep customer securities.

The Company periodically makes equity distributions to the Member. These distributions are subject to certain notification and other provisions of the net capital rules of the SEC.

During 2018, the Company made six equity distributions to the Member, $350 in March, $400 in April, $500 in May, $400 in July, $500 in September, and $400 in October.

NOTE 5. COMMITMENTS AND CONTINGENCIES

There are no current, past, pending or threatened legal proceedings or administrative actions either by or against the Company that could have a material effect on its business, financial condition or operations. The Company is not a party to any past or pending trading suspensions by a securities regulator.

NOTE 6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2019, the date the financial statements were issued and determined there were no subsequent events requiring adjustment or further disclosure to the financial statements.

* * * * * *